Exhibit 99.1

QUIPT HOME MEDICAL ANNOUNCES VOTING RESULTS FROM ITS ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Cincinnati, Ohio – March 28, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT) (TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, today announced the voting results from its annual general and special meeting of shareholders held on March 27, 2024 (the “Meeting”) in Wilder, Kentucky. The total number of shares represented in person or by proxy at the Meeting was 25,432,699, representing 60.4% of the total issued and outstanding shares in the capital of the Company.

Election of Directors

The four candidates nominated for election to the Company’s Board of Directors (the “Board”) and listed in the Company’s management information and proxy circular dated February 14, 2024 (the “Circular”), were elected by at least a majority of the shareholders present in person or represented by proxy at the Meeting. The voting results are as follows:

Name	Votes For	% For	Votes Withheld	% Withheld
Gregory Crawford	17,767,804	77.74%	5,088,933	22.26%
Mark Greenberg	17,425,384	76.24%	5,431,353	23.76%
Kevin Carter	20,217,074	88.45%	2,639,663	11.55%
Brian Wessel	20,239,145	88.55%	2,617,592	11.45%

Appointment of Auditors

The Company’s shareholders have approved the re-appointment of BDO USA, P.C. as the auditor of the Company for the fiscal year ended December 31, 2024 and authorized the Board to fix the auditor’s remuneration.

Approval of the 2024 Equity Incentive Plan

The Company’s shareholders have approved the 2024 Equity Incentive Plan of the Company (the “Incentive Plan”), pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and service providers of the Company and/or its affiliates are eligible to receive awards under the Incentive Plan, subject to the terms of the Incentive Plan. Awards include common share purchase options, stock appreciation rights, restricted share awards, restricted share bonuses, restricted share units, performance shares, performance units, cash-based awards, and other share-based awards under the Incentive Plan. A copy of the Incentive Plan is attached as Schedule “A” to the Circular. As a result of the adoption of the Incentive Plan, no future awards or grants will be made under the Company’s current equity incentive plan, which became effective on May 3, 2021.

A report of voting results describing each of the matters voted upon at the Meeting has been filed on SEDAR+ under the Company’s issuer profile at www.sedarplus.ca.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com